UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

AVIWEST Selects Sierra Wireless 5G New Radio Module for Mobile Ultra-High-Definition Video Encoders

5G-enabled mobile video encoders enable broadcasters to cut costs and simplify operations by remotely streaming high-definition video from live events

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 21, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its EM9191 5G New Radio (NR) module has been integrated into mobile video encoders from AVIWEST, a leading provider of live and recorded video contribution systems.

The EM9191 provides AVIWEST’s PRO360-5G and AIR320e-5G mobile video encoders with the fast, low-latency, and reliable 5G connectivity broadcasters need to remotely stream high-definition or ultra-high-definition IP video from live sporting, news, and other events. Using AVIWEST’s 5G-enabled mobile video encoders broadcasters can reduce the complexity associated with live event video productions and reduce travel, lodging, Outside Broadcasting (OB) truck, satellite data transmission, and other costs associated with these productions.

“5G will fundamentally transform live video production, making it simpler and less expensive, while eventually enabling new, more entertaining, immersive, and exciting viewing experiences with additional mobile, Point of View (POV), and other cameras,” said Ronan Poullaouec, CTO at AVIWEST. “With the Sierra Wireless EM9191 module, AVIWEST’s mobile video encoders can use 5G networks to stream high-definition video from live events to broadcasters’ production facilities, allowing these broadcasters to realize the cost, simplicity, and other benefits of 5G-powered remote video production today.”

Broadcasters are already using recently introduced AVIWEST 5G mobile video encoders equipped with the Sierra Wireless EM9191 module to stream high-definition video from live sporting events to remote video production facilities. For example, Telefonica-owned telecommunications provider Movistar used the AVIWEST AIR320-5G to remotely broadcast live high-definition video from the 2021 Copa del Rey basketball tournament. In addition, Broadcaster Cosmote TV completed Greece’s first live television broadcast through a 5G network using AIR320-5G units and robotic cameras to transmit audio and video of the final game of the Greek Cup. Many PRO360-5G mobile video encoders have also been used by broadcasters during the latest Summer Games in Tokyo, for main event coverage as well as for interviews and pre-game moments.

Sierra Wireless 5G Module Comes Out on Top in AVIWEST’s Evaluation Process

AVIWEST selected the Sierra Wireless EM9191 module for its 5G mobile video encoder after an extensive evaluation process that included lab testing as well as field trials with network operators. The evaluation process allowed AVIWEST to determine that, in addition to competitive pricing and enabling a quicker time-to-market, the Sierra Wireless EM9191 module offered them:

  Faster data speeds, lower latency, and more stable performance than other 5G modules.
  A compact form factor that could be easily integrated into its existing mobile video encoders.
  Better interoperability with its mobile video encoder technology.
  Better compatibility with key network operators’ 5G networks.
  Support for a larger number of different 5G wireless frequencies, which enables the same AVIWEST mobile video encoder to be used on 5G networks in Europe, North America, Asia and elsewhere around the world.
  The ability to offer customers 5G mobile video encoder that can operate on both existing non-standalone 5G networks and future standalone 5G networks without having to change the module.
  Built-in, robust end-to-end security capabilities, including HTTPS, secure socket, secure boot, and firmware over-the-air (FOTA) updates, all from an established company headquartered in a country that has strict laws in place to protect customer data.

After AVIWEST selected Sierra Wireless, they were able to quickly integrate the module into their mobile video encoder, allowing them to bring the new encoder to market in less than three months.

“Sierra Wireless is moving 5G beyond the smartphone to industrial, commercial, and other applications like remote live video production,” said Jim Ryan, Senior Vice President of Partnerships, Marketing, and IoT Solutions at Sierra Wireless. “With innovative solutions like the EM9191 module, we provide organizations like AVIWEST with the 5G connectivity they need to launch new products and services that disrupt the status-quo and change the way that entire industries do business.”

The EM9191 module for the broadband edge is currently available globally, from Sierra Wireless’ global network of partners.

For more information, visit:
https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/
https://www.sierrawireless.com/EMSeries

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About AVIWEST

AVIWEST is a world-leading provider of IP-based video contribution systems. Powered by proprietary, patented, and two-time Emmy® Award-winning intelligent IP bonding technology, our reliable solutions have been adopted by 1,000-plus broadcasters, online media, news agencies, social media companies, and first responders in more than 100 countries to cover breaking news and live events.

AVIWEST’s history of innovation includes the world’s first portable cellular video transmitter, the world’s first live video transmission over a 4G network implementing QoS, and the world’s first live 4K video transmission over a 5G network. Using the 5G versions of AVIWEST’s powerful and lightweight bonded cellular transmitters, video professionals can deliver live news, multicamera sports, and events coverage with greater efficiency, higher quality, and cost-effectiveness from any part of the world.

Headquartered in Saint-Grégoire, France, AVIWEST offers professional worldwide support for its products and cloud services through local and international sales offices and distribution networks across more than 160 countries.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: September 21, 2021